Mail Stop 3561

May 23, 2006

By Facsimile and U.S. Mail

Scott D. Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

> **Re: Cintas Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2005**
> **Filed August 15, 2005**
> **File No. 0-11399**

Dear Mr. Farmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief